Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2009		2008		2008		2007		2006		2005		2004
Earnings:
Income from continuing operations	$87,070		$65,149		$83,306		$94,320		$221,910		$127,213		$138,942
Equity in earnings and gains (losses) on equity transactions of equity investments	(3,818)		—		—		—		(119,423)		(26,115)		(45,443)
Fixed charges before preferred distributions	129,912		134,577		180,193		171,459		165,903		143,663		118,212
Distributions from equity investments	—		—		—		—		5,387		22,646		24,572
Capitalized interest	—		—		—		(489)		(335)		—		—
Adjusted Earnings	$213,164		$199,726		$263,499		$265,290		$273,442		$267,407		$236,283

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$129,912		$134,577		$180,193		$170,970		$165,568		$143,663		$118,212
Capitalized interest	—		—		—		489		335		—		—
Preferred distributions	38,001		38,001		50,668		60,572		44,692		46,000		46,000
Combined Fixed Charges and Preferred Distributions	$167,913		$172,578		$230,861		$232,031		$210,595		$189,663		$164,212

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.3	x	1.2	x	1.1	x	1.1	x	1.3	x	1.4	x	1.4	x